Exhibit 99.1

Sierra Metals Reports Q2-2019 Financial Results at Its Sociedad Minera Corona Subsidiary in Peru

TORONTO--(BUSINESS WIRE)--July 30, 2019--Sierra Metals Inc. (TSX:SMT, BVL:SMT) (“Sierra Metals” or the “Company”) announces the filing of Sociedad Minera Corona S.A.’s (“Corona”) unaudited Financial Statements and the Management Discussion and Analysis (“MD&A”) for the second quarter of 2019 (“Q2 2019”).

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated, and have not been adjusted for the 18.2% non-controlling interest.

Corona’s Highlights for the Three Months Ended June 30, 2019

  Revenues of US$34.0 million vs. US$44.8 million in Q2 2018
  Adjusted EBITDA of US$11.9 million vs. US$23.5 million in Q2 2018
  Total tonnes processed of 254,165 vs. 283,450 in Q2 2018
  Net production revenue per tonne of ore milled decreased by 17% to US$132.13
  Cash cost per zinc equivalent payable pound consistent at US$0.50
  All in sustaining cost (“AISC”) per zinc equivalent payable pound higher by 19% to US$0.86
  Zinc equivalent production of 38.4 million pounds vs. 39.8 million pounds in Q2 2018
  $25.1 million of cash and cash equivalents as at June 30, 2019
  $50.1 million of working capital as at June 30, 2019

Despite the loss of 12 days of production at the Yauricocha Mine during April due to the illegal strike action which has subsequently been resolved, the mine continued its strong operational performance during Q2 2019, realizing an increase in zinc equivalent metal production compared to Q1 2019, which was also partly affected by the strike. The revenues and Adjusted EBITDA generated during Q2 2019 allowed the Company to fund its capital expenditure programs despite a challenging metal price environment. Cash costs remained consistent quarter over quarter, while there was a slight increase in AISC during Q2 2019 due to the increase in treatment and refining charges related to the zinc concentrate produced, as well as higher general and administrative costs incurred from higher labour costs.

Igor Gonzales, President and CEO of Sierra Metals commented, “The Yauricocha mine continued to have a strong operational performance in the second Quarter despite the illegal strike which took place for the first two weeks of the quarter. Although the strike did result in lower quarterly tonnage, we are working to try and recover as much lost tonnage from the strike through the remaining part of the year and we expect to stay within our published guidance for the year. Realizing lower metal prices, we did see zinc equivalent payable production drop, but it was constrained to a 3.6% drop. Overall, the Company still saw relatively strong revenue and adjusted EBITDA for the quarter albeit lower than the same quarter in 2018. We also continue to reap the benefit of improvements made at the Mine and Plant and expect these improvements to continue to benefit us through the remainder of the year.

The second half of the year still represents a critical tiime for projects, improvements, and exploration at Yauricocha. We have recived permits and begun surface drilling on several high value, exploration targets such as the areas of Don Leona and Kilkaska. Additionally, we have also received our environmental impact assessment and construction permits and are in the midst of completing the next level of the tailings deposition facility. Furthermore, we continue to sink the Yauricocha shaft toward the 1270 level this year, providing access to further reserves and resources at the Mine with loading and spill pockets to be added on the 1210 level. Work will also commence on the ramp connecting the 920 level with the 720 level of the Yauricocha Mine providing for an additional 10,000 tonnes per month of increased capacity to move ore and waste from the Mine. Also, it is important to note that the management team has revised the release date for the Yauricocha NI 43-101 Reserve and Resource Update to now coincide with Bolivar and Cusi 43-101’s which are expected in Q4 closer to year-end. The reason for the revised date is to allow the Company to like to include the results from additional drilling currently taking place at key, high priority targets at the Yauricocha property, including those for which we have just recently received drilling permits.

He concluded, “Despite the strike set back, Yauricocha continues to be a strong performing mine for the Company and Corona continues to have a solid balance sheet and strong liquidity. Management remains optimistic that continued operational efficiencies and future operational and resource growth are possible at Yauricocha.”

The following table displays selected unaudited financial information for the three months and six months (“6M 2019”) ended June 30, 2019:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended			Six Months Ended
per tonne metrics)	June 30, 2019	June 30, 2018	Var %	June 30, 2019	June 30, 2018	Var %

Revenue	$33,987	44,790	-24%	69,325	91,353	-24%
Adjusted EBITDA (1)	11,908	23,514	-49%	25,640	47,739	-46%
Cash Flow from operations	11,932	23,495	-49%	25,104	47,576	-47%
Gross profit	13,213	24,961	-47%	27,700	50,181	-45%
Income Tax Expense	(3,136)	(8,343)	-62%	(6,156)	(15,757)	-61%
Net Income	6,455	13,319	-52%	14,446	28,420	-49%

Net production revenue per tonne of ore milled (2)	132.13	158.40	-17%	139.61	163.46	-15%
Cash cost per tonne of ore milled (2)	66.01	60.51	9%	69.66	61.75	13%

Cash cost per zinc equivalent payable pound (2)	0.50	0.50	0%	0.52	0.54	-4%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.86	0.72	19%	0.86	0.77	13%

(In thousands of US dollars, unless otherwise stated)	June 30, 2019	December 31, 2018

Cash and cash equivalents	$25,110	17,898
Assets	172,532	169,034
Liabilities	38,257	49,205
Equity	134,275	119,829

1 Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company’s MD&A.

2 All-In Sustaining Cost per zinc equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company’s MD&A.

Corona’s Financial Highlights for the Three and Six Months Ended June 30, 2019

  Revenues of $34.0 million for Q2 2019 compared to $44.8 million in Q2 2018 and revenues of $69.3 million in 6M 2019 compared to $91.4 million in 6M 2018. The decrease in revenues for Q2 and 6M 2019 compared to the same periods in 2018 was due to a 10% decrease in tonnes processed due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 24 days of lost production during March and April 2019. Lower revenues were also affected by the decreases in the prices of silver (8%), copper (11%), zinc (17%), and lead (20%), and higher treatment and refining charges incurred on our zinc concentrate. This was partially offset by higher head grades and recoveries for all metals, except zinc head grades.
  Cash cost per zinc equivalent pound sold at the Yauricocha Mine of $0.50 for Q2 2019 compared to $0.50 for Q2 2018 and $0.52 for 6M 2019 compared to $0.54 for 6M 2018. All-in sustaining cost (“AISC”) per zinc equivalent pound sold of $0.86 for Q2 2019 compared to $0.72 for Q2 2018 and $0.86 for 6M 2019 compared to $0.77 for 6M 2018. The increase in the AISC per zinc equivalent payable pound for Q2 and 6M 2019 compared to the same periods in 2018 was due to the increase in treatment and refining charges for the zinc concentrate produced, and higher general and administrative costs. These cost increases were partially offset by the increase in zinc equivalent payable pounds as the Company realized higher head grades and recoveries for all metals, except zinc head grades.
  Adjusted EBITDA of $11.9 million for Q2 2019 compared to $23.5 million for Q2 2018 and $25.6 million for 6M 2019 compared to $47.7 million for 6M 2018. The decrease in Adjusted EBITDA was due to lower metal prices, and lower metal production which resulted in lower revenues, as a result of the illegal strike action initiated at the Yauricocha Mine.
  Operating cash flows before movements in working capital of $11.9 million for Q2 2019, compared to US$23.5 million for Q2 2018 and $25.1 million for 6M 2019 compared to $47.6 million for 6M 2018. The decrease in operating cash flows before movements in working capital was primarily due to the decrease in revenues, discussed previously.
  Cash and cash equivalents of $25.1 million as at June 30, 2019, compared to $17.9 million as at December 31, 2018. Cash and cash equivalents increased by $7.2 million which was driven by operating cash flows of $10.0 million, $11.9 million of net intercompany loan repayments received, which was partially offset by capital expenditures of $9.8 million, and debt and interest payments of $5.0 million.
  Net income of $6.5 million, or $0.18 per share for Q2 2019 compared to net income of $13.3 million, or $0.37 per share for Q2 2018. Net income of $14.4 million, or $0.40 per share for 6M 2019 compared to net income of $28.4 million, or $0.79 per share for 6M 2018.

Corona’s Operational Highlights for the Three and Six Months Ended June 30, 2019:

The following table displays the production results for the three and six months ended June 30, 2019:

Yauricocha Production	3 Months Ended			6 Months Ended
	Q2 2019	Q2 2018	% Var.	Q2 2019	Q2 2018	% Var.

Tonnes processed (mt)	254,165	283,450	-10%	487,980	554,839	-12%
Daily throughput	2,905	3,239	-10%	2,788	3,171	-12%

Silver grade (g/t)	63.13	59.19	7%	63.31	59.35	7%
Copper grade	1.04%	0.95%	9%	1.02%	0.92%	11%
Lead grade	1.57%	1.28%	22%	1.51%	1.27%	20%
Zinc grade	3.36%	3.66%	-8%	3.46%	3.56%	-3%
Gold Grade (g/t)	0.60	0.54	12%	0.58	0.57	1%

Silver recovery	77.82%	72.71%	7%	77.54%	72.71%	7%
Copper recovery	78.04%	65.37%	19%	76.52%	65.37%	17%
Lead recovery	89.96%	84.82%	6%	89.15%	84.82%	5%
Zinc recovery	88.08%	88.73%	-1%	88.78%	88.73%	0%
Gold Recovery	16.47%	16.48%	0%	17.21%	16.48%	4%

Silver ounces (000's)	401	392	2%	770	758	2%
Copper pounds (000's)	4,536	3,884	17%	8,399	7,611	10%
Lead pounds (000's)	7,911	6,809	16%	14,516	12,878	13%
Zinc pounds (000's)	16,593	20,300	-18%	33,014	38,443	-14%
Gold ounces	809	807	0%	1,562	1,642	-5%

Zinc equivalent pounds (000's)(1)	38,394	39,844	-4%	74,365	74,468	0%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $0.85/lb Pb, $1.20/lb Zn, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $/1.12lb Pb, $1.47/lb Zn, $1,315/oz Au.

Qualified Persons

All technical production data contained in this news release has been reviewed and approved by:

Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company remains focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and the Toronto Stock Exchange under the symbol “SMT” and the NYSE AMERICAN Exchange under the symbol “SMTS.”

For further information regarding Sierra Metals, please visit www.sierrametals.com

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company’s compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777